

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 23, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re:** **Camping World Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 29, 2016**
> **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

General

1.   We note your response to comment 1. Please tell us what consideration you gave to disclosing the approximate portion of the tax benefits that each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders will be entitled, so that investors will understand with greater specificity the potential benefits to be received by your insiders, affiliates, officers and directors as a result of this agreement.

Basis of Presentation

Organizational Structure, page ii

2.   We note your response to comment 2. Please also revise the definition of 'Former Profit Unit Holders' to identify the 'certain individuals' who hold existing profit units. In this

regard, we note your response to comment 4, which indicates that your named executive officers and your employees are included in this group.

Prospectus Summary, page 1

3.　　We note your response to comment 4. Please tell us what consideration you gave to providing the disclosure requested in this comment for each of ML Acquisition, funds controlled by Crestview and the Former Profit Unit Holders, instead of for the Continuing Equity Owners as a group, so that investors will understand with greater specificity what your insiders, affiliates, officers and directors are receiving as a result of the offering.

4.　　We note your response to comment 5 and the related revisions on page 4. To provide a balanced disclosure that indicates the relative significance of the high margin offerings described here, please quantify your consolidated gross margin in addition to the current quantification of gross margins for your Consumer Services and Plan and Retail parts, services and other offerings.

Our Company, page 1

5.　　We note your response to comment 6 and reissue the comment in part. While the supplementary information you provided tends to show that you operate the largest number of RV-centric retail locations in the United States, it also suggests that you are not the only national network of RV-centric retail locations in the United States as several of your competitors have retail locations across several U.S. territories. Please revise your disclosure to remove references that you are the "only national network of RV-centric retail locations."

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

6.　　We note your response to comment 13. With regards to the line item titled "Loss (gain) on sale of assets and disposition of stores," please quantify for us the amount in each period that relates to the amortization of the capitalized liability of the present value of non-cancellable leases in locations with no operating business. Also tell us when you ceased operations for each applicable lease and confirm our assumption, if true, that the capitalized liability arose through accounting for the effective termination of operating leases under ASC 420.

Dividend Policy, page 71

7.　　We note your revisions under this heading in response to comment 17 and have the following comments:

- Once you populate the amount of per common unit quarterly dividends that CWGS, LLC would have been able to pay its common unit holders during the historical periods, please provide us with the detailed calculations of such amounts.

- Your response indicates that you will pay the same dividend per share amount to your Class A stockholders as the distribution per unit amount paid to each of CWGS, LLC's common unit holders. Please tell us where this is disclosed in your filing, or add such disclosure. Additionally, please confirm our assumption, if true, and disclose to your investors in an appropriate location in your filing that any expenses you incur will be paid by CWGS, LLC prior to its calculation of dividends such that you will not need to retain any of the cash received from CWGS, LLC to fund your expenses.

Dilution, page 73

8.   We note your response to comment 18. Please explain to us in greater detail why you have assumed you will own all common units of CWGS, LLC before the offering when calculating "Pro forma net tangible book value per share as of March 31, 2016 before this offering." Please address in your response how you considered the common units that you will purchase directly from certain Continuing Equity Owners and indirectly from the Former Equity Owners using the proceeds from the offering, as it does not appear appropriate to assume that you had already used this portion of the proceeds of the offering to acquire these common units prior to receipt of the proceeds. Additionally, please explain why you would own all common units of CWGS, LLC either before or after the offering given that your organizational chart on page 66 indicates that after the offering the Former Profit Unit Holders will continue to own certain common units with an economic interest.

Unaudited Pro Forma Consolidated Financial Information, page 81

9.   We note your response to the fourth bullet point of comment 20. To assist us in better understanding your accounting and the balance sheet classification of your Class B shares and/or the common units in CWGS, LLC held by the Class B shareholders, please respond to the following comments:

- Please provide us with your detailed accounting analysis of whether the option to exchange certain common units in CWGS, LLC that provide economic interests plus your Class B shares that provide voting rights for your Class A shares that provide both economic interests and voting rights, or the cash equivalent thereof, is a derivative and your accounting for it.

- Please tell us why the terms of the CWGS LLC Agreement permit redemption of these common units and Class B shares for cash rather than limiting the exchange to a conversion into your Class A shares.

- Please elaborate on why you believe the decision by your Board of Directors to either exchange the common units and Class B shares for Class A shares or to redeem them for cash is within your control. In doing so, tell us how you considered the guidance in paragraph 7 of ASC 480-10-S99-3A.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Growth Strategies and Outlook, page 87

10.   We note your response to comment 25 and your related amendments and reissue the comment in part. Please enhance your disclosure to disclose how the identified trends, demands, commitments, events or uncertainties have had, or how you reasonably expect them to have, a material impact on your company's liquidity, capital resources or results of operations.

Results of Operations

Year Ended December 31, 2015 Compare to Year Ended December 31, 2014

New Vehicles, page 99

11.   Please enhance your disclosure to describe what "economic conditions" you are referring to in this section.

Executive Compensation

Equity-Based Compensation, page 160

12.   We note your response to comment 32. Please revise your disclosure to describe how the "contributions, performance and relative position" of each named executive officer determined the number of profit units to be awarded to such named executive officer.

Certain Relationships and Related Party Transactions

CWGS LLC Agreement

Agreement in Effect Upon Consummation of this Offering

Common Unit Redemption Right, page 193

13.   We note your response to comment 10 and related amendments. We further note that here and elsewhere throughout your prospectus you state that the CWGS LLC Agreement that you intend to execute upon the consummation of this offering will provide a redemption right to the Continuing Equity Owners which will entitle them to have their common units redeemed "from time to time" at their election for, at your election, newly issued Class A common stock or a cash payment. This suggests that Continuing Equity Owners may periodically or infrequently redeem all or a portion their common units in

       CWGS, LLC. Please enhance your disclosure where applicable to include a brief description of the limitations, if any, on Continuing Equity Owners' redemption rights.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Income, page F-7

14.   We note your response to comment 35 and do not agree that presenting a subtotal for gross profit excluding depreciation and amortization complies with the guidance in SAB Topic 11:B. Based on the immateriality of your depreciation and amortization, we will not object to your current analysis of results within MD&A; however, we believe you should remove the subtotal for gross profit excluding depreciation and amortization from the face of your statements of operations. Please revise.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

15.   We note your response to comment 36 and have the following comments:

- It appears that the retail installment sales contracts have recourse to you in certain circumstances. For example, it appears that the loans can be put back to you if the third-party lender does not initially approve the loans or if a customer prepays the loans prior to a specified date. Please provide us with a detailed explanation of each circumstance under which the third-party lender can refuse the loan or require you to repurchase it after initially approving it.

- Please tell us how often loans are not approved by the third-party lender when you initially assign the loans to the third-party lender. Separately tell us how often loans meet the recourse criteria to be put back to you after having been initially accepted by the third-party lender. In doing so, please quantify the amount of such loans for each period presented in your financial statements, and tell us how you determined that no additional disclosures are needed for these retained loans.

- Please tell us whether there are any circumstances under which you can call or repurchase loans after they have been sold to the third-party lenders.

- Please tell us in detail how you determined you meet the criteria in ASC 860-10-40-5 to achieve sale accounting.

<u>Revenue Recognition, page F-14</u>

16.   We note your revisions in response to comment 38. Please explain to us in more detail the circumstances you are contemplating when you state that unearned revenue and profit are subject to revisions as the membership progresses to completion. Additionally, please explain to us in more detail how you account for membership renewals if the member renews after the current membership term ends, including whether you make any assumptions about the rate of renewal.

        You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202)551-3222, or me at (202) 551-3720 with any other questions.

                                Sincerely,

                                /s/ Lilyanna Peyser for

                                Mara L. Ransom
                                Assistant Director
                                Office of Consumer Products

cc: Marc Jaffe, Esq.
        Brent Moody, Chief Administrative and Legal Officer